Exhibit 99.1

press release



Sierra Health Services, Inc.®

2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS: Peter O'Neill   Paul Palmer
VP, Public & Investor Relations   SVP, Chief Financial Officer
(702) 242-7156   (702) 242-7112

SIERRA REPORTS 2003 3RD QUARTER EARNINGS OF $0.72 PER SHARE
Income From Continuing Operations Increases 79%

LAS VEGAS, October 22, 2003 – Sierra Health Services, Inc. (NYSE:SIE) reported today that income from continuing operations for the quarter ended September 30, 2003 was $22.2 million or $0.72 per diluted share, compared to income from continuing operations of $12.4 million or $0.39 per diluted share for the quarter ended September 30, 2002, an increase of 79%. Revenues from continuing operations for the third quarter were $389 million compared to $331 million from continuing operations for the same period in 2002, an increase of 18%.

The company's discontinued operations had a net gain of $30,000 for the quarter ended September 30, 2003 compared to a net gain of $1.7 million for the same period in 2002. Sequentially, the discontinued operations had a net loss of $245,000.

Sierra's medical care ratio improved 340 basis points to 75.9% from 79.3% for the third quarter of 2002. Sequentially, the medical care ratio improved 40 basis points from 76.3%. Days in claims payable were 49.5 days for the third quarter of 2003, compared to 49.8 days sequentially. The company's general and administrative expense ratio improved 170 basis points to 8.7% from 10.4% in the third quarter of 2002. Sequentially, the expense ratio improved 40 basis points from 9.1%.

Sierra's balance sheet continued to strengthen in the third quarter of 2003. Total external debt from continuing operations is $116.7 million, with no amounts drawn on the company's line of credit. Cash flows from operations were $49.8 million for the quarter and $97.9 million for the first nine months of 2003, adjusted for the timing of the Center for Medicare and Medicaid Services (CMS) payments. This compares to $46.7 million in cash flows for the third quarter of 2002 and $119.3 million for the first nine months of 2002, also adjusted for the timing of CMS payments. Cash flows are down year over year due largely to the company's extremely favorable tax position in 2002.

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"The core operating segments of this company continue to perform exceptionally well," said Anthony M. Marlon, M.D., chairman, president and chief executive officer of Sierra. "This quarter is indicative of our outlook for the remainder of 2003 and 2004, which is continued growth and profitability, particularly in the Nevada market."

In the third quarter of 2003, medical premium revenue from continuing operations increased 11% to $243 million from $218 million for the same period in 2002. Same-store commercial membership in Nevada was 199,400, an improvement of 7.3% from the same period in 2002 and 2.7% sequentially. For the first nine months of 2003, same-store commercial membership in Las Vegas has increased 7.0%, consistent with the company's full year 2003 growth estimates of 7-10% for that market. Medicare membership was 50,400, an improvement of 7.0% from the same period in 2002 and 1.6% sequentially. Approximately 96% of the company's Medicare membership are enrolled in the Social HMO program.

Military contract revenue increased 32% to $132.8 million from $100.4 million for the same period in 2002. This increase is due primarily to change orders and to increased health care premium revenue as a result of the mobilization of reservists within Region 1. Sierra Military Health Services (SMHS) contributed 13% to the company's operating income for the third quarter of 2003. As announced on September 2, the company has filed a protest of the loss of its bid for the TRICARE Next Generation contract for the North Region. Currently, the company expects a decision on the merits of its protest to be rendered by the Comptroller General of the United States General Accounting Office (GAO) by the end of 2003. Should the company not prevail in its protest, it is expected that SMHS will continue full operations until approximately September of 2004, followed by a phase out of activities for a period of six months thereafter.

As reported earlier this year, the company is seeking strategic alternatives for its workers' compensation subsidiary. Currently, the company believes it will make an announcement regarding the disposition of this business within the next several weeks. The workers' compensation insurance operations are classified as discontinued operations.

According to First Call, analysts had expected the company to post an average $0.72 per diluted share for the third quarter and $2.65 for the year. For 2004, Sierra expects to earn between $3.00 and $3.10 per share. In March of 2003, the company completed an offering of $115 million aggregate principal amount of its 2 ¼% senior convertible debentures, due 2023. The debentures are convertible to Sierra shares when the price of its common stock is at $21.95 or above for the last twenty of thirty trading days in any quarter. The debentures are convertible to Sierra shares in the quarter following this event. Should the convertible debentures be used in the fully diluted calculation for earnings estimates, the company would expect to earn between $2.54 and $2.62 per share in 2004. While there will be no dilutive effect from the convertible debentures in 2003, the proforma earnings estimates for the company would have been between $2.22 and $2.25 per share.

Sierra will host a conference call with analysts and investors to discuss 3rd quarter results on Thursday, October 23 at 11am, Eastern. Interested parties in the U.S. may access the call at (888) 425-9978. Interested parties overseas may access the call at (773) 756-4602. The passcode for both dial-in numbers is "earnings."

Sierra Health Services, Inc., based in Las Vegas, is a diversified health care services company that operates health maintenance organizations, indemnity and workers' compensation insurers, military health programs, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve over 1.2 million people through health benefit plans for employers, government programs and individuals. For more information, visit the company's website at www.sierrahealth.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare and workers' compensation reserves; 6) our failure to prevail on our protest of the TRICARE Next Generation contract; 7) our failure to obtain an extension of the Medicare Social HMO contract; and 8) the amount of actual proceeds realized upon the final disposition of the workers' compensation insurance operation or the inability to dispose of such business. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

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SIERRA HEALTH SERVICES, INC., AND SUBSIDIARIES EARNINGS REPORT (Unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	**2002**	**2003**	**2002**
	(In thousands, except per share data)			
Medical Premiums	$ 242,875	$217,995	$ 717,097	$636,047
Military Contract Revenues	132,788	100,366	352,632	279,560
Professional Fees	8,984	7,819	27,403	23,045
Investment and Other Revenues	4,590	4,837	14,580	13,081
Total Revenues	389,237	331,017	1,111,712	951,733
Medical Expenses	191,248	178,958	572,009	530,402
Medical Care Ratio	75.9%	79.3%	76.8%	80.5%
(Medical Expenses/Premiums and Professional Fees)				
Military Contract Expenses	128,966	96,629	344,109	268,845
General and Administrative Expenses	33,845	34,405	101,845	100,140
Operating Income from Continuing Operations	35,178	21,025	93,749	52,346
Interest Expense	(1,295)	(1,634)	(4,445)	(6,468)
Other Income (Expense), Net	100	243	(243)	137
Income from Continuing Operations Before Income Taxes	33,983	19,634	89,061	46,015
Provision for Income Taxes	(11,806)	(7,240)	(30,946)	(15,936)
Income from Continuing Operations	22,177	12,394	58,115	30,079
Income (Loss) from Discontinued Operations	30	1,669	(621)	1,888
Net Income	$ 22,207	$ 14,063	$ 57,494	$ 31,967
Earnings per Common Share:				
Income from Continuing Operations	$.78	$.42	$2.05	$1.05
Income (Loss) from Discontinued Operations	-	.06	(.02)	.07
Net Income	$.78	$.48	$2.03	$1.12
Earnings per Common Share Assuming Dilution:				
Income from Continuing Operations	$.72	$.39	$1.90	$ .97
Income (Loss) from Discontinued Operations	-	.05	(.02)	.06
Net Income	$.72	$.44	$1.88	$1.03
Weighted Average Common Shares Outstanding	28,423	29,166	28,265	28,489
Weighted Average Common Shares Outstanding Assuming Dilution	30,897	31,756	30,561	30,994

PERIOD END MEMBERSHIP

	At September 30,	
	2003	**2002**
HMO		
Commercial	199,400	185,800
Medicare	50,400	47,100
Medicaid	38,800	34,900
Managed Indemnity	23,700	26,700
Medicare Supplement	17,900	19,900
Administrative Services	191,800	219,600
TRICARE Eligibles	704,300	662,300
Total Members	1,226,300	1,196,300

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SIERRA HEALTH SERVICES, INC., AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30, 2003	December 31, 2002
CURRENT ASSETS:		
Cash and Investments	$ 267,015	$ 228,230
Other Current Assets	156,026	127,140
Assets of Discontinued Operations	568,023	565,058
Total Current Assets	991,064	920,428
PROPERTY AND EQUIPMENT, NET	62,398	64,868
OTHER ASSETS	91,315	80,670
TOTAL ASSETS	$1,144,777	$1,065,966
CURRENT LIABILITIES:		
Medical Claims Payable	$ 102,883	$ 98,031
Military Health Care Payable	77,404	65,223
Current Portion of Long-Term Debt	696	186
Other Current Liabilities	133,521	134,016
Liabilities of Discontinued Operations	480,836	500,720
Total Current Liabilities	795,340	798,176
LONG-TERM DEBT (Less Current Portion)	116,031	60,710
OTHER LIABILITIES	52,736	50,515
TOTAL LIABILITIES	964,107	909,401
STOCKHOLDERS' EQUITY:		
Common Stock	162	155
Treasury Stock	(66,525)	(17,148)
Additional Paid-in Capital	215,446	196,238
Accumulated Other Comprehensive (Loss) Gain	(1,897)	381
Retained Earnings (Accumulated Deficit)	33,484	(23,061)
TOTAL STOCKHOLDERS' EQUITY	180,670	156,565
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,144,777	$1,065,966

SIERRA HEALTH SERVICES, INC., AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 57,494	$ 31,967
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Loss (Income) from Discontinued Operations	621	(1,888)
Depreciation and Amortization	11,750	13,949
Other Adjustments	3,255	2,047
Unearned Premium Revenue	(28,286)	(25,540)
Changes in Assets and Liabilities	23,202	71,921
Net Cash Provided by Operating Activities		
of Continuing Operations	68,036	92,456
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Expenditures, Net of Dispositions	(13,728)	(5,035)
Change in Investments	43,606	(76,990)
Net Cash Provided by (Used for) Investing Activities		
of Continuing Operations	29,878	(82,025)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on Debt and Capital Leases	(59,169)	(40,208)
Proceeds from Senior Convertible Debentures	115,000	
Proceeds from Sale-Leaseback		16,862
Debt Issue Costs	(5,834)	
Purchase of Treasury Stock	(52,765)	
Issuance of Stock in Connection with Stock Plans	12,639	10,193
Net Cash Provided by (Used for) Financing Activities		
of Continuing Operations	9,871	(13,153)
CASH USED FOR DISCONTINUED OPERATIONS	(25,013)	(37,902)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	82,772	(40,624)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	45,778	107,114
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$128,550	$ 66,490

Reconciliation of Non-GAAP Financial Measures

In this press release, the Company presented "cash flow from continuing operations adjusted for the timing of the Centers for Medicare and Medicaid Services (CMS) payments". This is a non-GAAP financial measure. The Company received eight monthly payments from CMS in the first nine months of 2003 and 2002 as the January CMS payments were received at the end of December. The Company believes that reflecting nine monthly CMS payments provides a more useful measure of cash provided by operations during the nine month period. The following is a reconciliation to the most directly comparable GAAP financial measure:

	Nine Months Ended September 30,	
	2003	2002
GAAP Net Cash Provided by Operating Activities		
of Continuing Operations	$68,036	$ 92,456
Add: January CMS payment received in December	29,883	26,848
Cash flow from continuing operations adjusted for		
the timing of payments from CMS	$97,919	$119,304